UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

United Homes Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

91060H 108

(CUSIP Number)

Michael P. Nieri

917 Chapin Road

Chapin, South Carolina 29036

Telephone: 844-766-4663

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91060H 108
1	NAMES OF REPORTING PERSONS
Michael P. Nieri
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,885,484 (2)
	8	SHARED VOTING POWER
21,482,585 (3) (4)
	9	SOLE DISPOSITIVE POWER
18,885,484 (2)
	10	SHARED DISPOSITIVE POWER
21,482,585 (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,368,069 (5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
68.7% (6)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) The Reporting Person does not affirm and hereby disclaims membership in a group as described herein.  Therefore, the Reporting Person has not checked row 2(a).  Because this is a joint filing pursuant to Rule 13d–1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b).

(2) Consists of (i) 18,321,933 shares of Class B common stock of the Issuer, par value $0.0001 per share (the “Class B Common Shares”), which are convertible on a 1:1 basis into shares of Class A common stock of the Issuer, par value $0.0001 per share (the “Class A Common Shares”), (ii) 163,551 Class A Common Shares that the Reporting Person may acquire pursuant to the exercise of stock options, and (iii) 400,000 Class A Common shares owned by the Reporting Person. Class B Common Shares are entitled to two votes per share, and Class A Common Shares are entitled to one vote per share.

(3) Some of the shares reported in this Amendment No. 4 (this “Amendment No. 4”) to the Schedule 13D filed with the SEC on May 10, 2023 (the “Initial Schedule 13D” and, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on October 10, 2023 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed with the SEC on February 26, 2024 (“Amendment No. 2”), and Amendment No. 3 to Schedule 13D filed with the SEC on June 11, 2024 (“Amendment No. 3”), the “Schedule 13D”) as beneficially owned by:

•	Michael P. Nieri (including shares owned jointly by Michael Nieri and his spouse, Robyn Nieri),

•	Robyn Nieri (including shares owned jointly by Robyn Nieri and her spouse, Michael Nieri),

•	Pennington W. Nieri (including shares owned by White Rock Capital, LLC and Two Blue Stallions, LLC (together, the “LLCs”), of which in each case Pennington W. Nieri is the sole manager),

•	Maigan Nieri Lincks (previously referred to in the Schedule 13D as Maigan Nieri, her maiden name),

•	Patrick M. Nieri,

•	R. Shelton Twine,

•	the PWN Trust 2018 dated 7/17/2018 (the “PWN Trust”),

•	the MEN Trust 2018 dated 7/17/2018 (the “MEN Trust”), and

•	the PMN Trust 2018 dated 7/17/2018 (the “PMN Trust”; each of the PWN Trust, the MEN Trust, and the PMN Trust being a “Nieri Trust” and collectively the “Nieri Trusts”)

were acquired as follows:

(A)	upon the closing of a business combination between Great Southern Homes, Inc. (“GSH”) and DiamondHead Holdings Corp. (“DHHC”; such transaction with GSH, the “Business Combination”) on March 30, 2023, pursuant to a Business Combination Agreement by and among, DHHC, Hestia Merger Sub, Inc. (“Merger Sub”), and GSH, pursuant to which (i) Merger Sub merged with and into GSH (the “Merger”), (ii) GSH continued as the surviving entity of the Merger and a wholly-owned subsidiary of DHHC, and (iii) DHHC changed its name to United Homes Group, Inc. (the “Issuer”),

(B)	in separate transactions described in Item 3 of the Initial Schedule 13D,

(C)	in separate transactions described in Items 3 and 5 of Amendment No. 3, and

(D)	in separate transactions described in Items 3 and 5 of this Amendment No. 4.

The shares reported in this Amendment No. 4 as beneficially owned by the MPN Grandchildren’s Trust 2023 dated September 12, 2023 (the “Nieri Grandchild Trust”) were (i) gifted to the Nieri Grandchild Trust by Michael Nieri in separate transactions described in Item 3 of Amendment No. 1 and Item 3 of Amendment No. 2, and (ii) acquired by the Nieri Grandchild Trust in a separate transaction described in Items 3 and 5 of Amendment No. 3.

Michael Nieri is the grantor of each Nieri Trust and the Nieri Grandchild Trust; is the father of the respective beneficiaries and co-trustees of each Nieri Trust; is the father of the sole manager and the respective beneficiaries and co-trustees of the trusts that are members of each of the LLCs; is the brother-in-law of R. Shelton Twine, the co-trustee of each Nieri Trust and co-trustee of the trusts that are members of each of the LLCs; and is the grandfather of the beneficiaries of and the father of the trustee of the Nieri Grandchild Trust. Michael Nieri retains the power of substitution with respect to the assets held by each of the Nieri Trusts and the Nieri Grandchild Trust. Michael P. Nieri may be deemed to have or share beneficial ownership with respect to the shares held by the Nieri Trusts, the Nieri Grandchild Trust, and the LLCs; Mr. Nieri disclaims beneficial ownership of these shares.

Pennington W. Nieri is the sole manager of the LLCs. Pennington W. Nieri and R. Shelton Twine are the co-trustees of the PWN Trust. Maigan Nieri Lincks and R. Shelton Twine are the co-trustees of the MEN Trust. Patrick M. Nieri and R. Shelton Twine are the co-trustees of the PMN Trust. Pennington W. Nieri is the trustee of the Nieri Grandchild Trust. All of the Nieri Trusts and the Nieri Grandchild Trust are governed by trust agreements that authorize the trustees or trustee to vote and dispose of the Class A Common Shares held by the respective trust. Michael P. Nieri retains the power of substitution with respect to the assets held by each of the Nieri Trusts and the Nieri Grandchild Trust, pursuant to which Mr. Nieri may remove any or all of the Class A Common Shares held by a trust and replace them with property of equivalent value.

(4) Composed of (i) 83,332 Class A Common Shares and 5,975,576 Class B Common Shares beneficially owned by the PWN Trust; (ii) 83,332 Class A Common Shares and 5,975,576 Class B Common Shares beneficially owned by the MEN Trust; (iii) 83,332 Class A Common Shares and 5,975,576 Class B Common Shares beneficially owned by the PWN Trust; (iv) 980,000 Class A Common Shares and 725,215 Class B Common Shares beneficially owned by the Nieri Grandchild Trust; (v) 621,328 Class A Common Shares jointly held by Michael P. Nieri and his spouse, Robyn Nieri; and (vi) 979,318 Class A Common Shares beneficially owned by the LLCs.

(5) Composed of (i) 18,321,933 Class B Common Shares; (ii) 163,551 Class A Common Shares that the Reporting Person may acquire pursuant to the exercise of stock options; (iii) 83,332 Class A Common Shares and 5,975,576 Class B Common Shares beneficially owned by the PWN Trust; (iv) 83,332 Class A Common Shares and 5,975,576 Class B Common Shares beneficially owned by the MEN Trust; (v) 83,332 Class A Common Shares and 5,975,576 Class B Common Shares beneficially owned by the PWN Trust; (vi) 980,000 Class A Common Shares and 725,215 Class B Common Shares beneficially owned by the Nieri Grandchild Trust; (vii) 621,328 Class A Common Shares jointly held by Michael P. Nieri and his spouse, Robyn Nieri; (viii) 979,318 Class A Common Shares beneficially owned by the LLCs, and (ix) 400,000 Class A Common Shares owned by the Reporting Person.

(6) The aggregate percentage of shares of Class A Common Stock reported as beneficially owned by the Reporting Person reflects 21,607,007 Class A Common Shares issued and outstanding as of December 11, 2024, which is based on 11,438,157 Class A Common Shares outstanding as of November 30, 2024, as set forth in the Prospectus Supplement filed by the Issuer with the SEC on December 6, 2024, plus 10,168,850 Class A Common Shares issued upon the consummation of the redemption transactions described in such Prospectus Supplement.

CUSIP No. 91060H 108
1	NAMES OF REPORTING PERSONS
PWN Trust 2018 dated 7/17/2018
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,058,908 (2)(3)(4)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
6,058,908 (2)(3)(4)
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,058,908 (3)(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.0% (5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The Reporting Person does not affirm and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a).  Because this is a joint filing pursuant to Rule 13d–1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b).

(2) Note (3) to the cover page for Michael P. Nieri as the Reporting Person above is hereby incorporated by reference.

(3) Consists of 83,332 Class A Common Shares and 5,975,576 Class B Common Shares.

(4) The Reporting Person disclaims beneficial ownership of the shares reported by all Reporting Persons in this Amendment No. 4 other than as described in the Reporting Person’s cover page above and the corresponding Notes.

(5) The aggregate percentage of shares of Class A Common Stock reported as beneficially owned by the Reporting Person reflects 21,607,007 Class A Common Shares issued and outstanding as of December 11, 2024, which is based on 11,438,157 Class A Common Shares outstanding as of November 30, 2024, as set forth in the Prospectus Supplement filed by the Issuer with the SEC on December 6, 2024, plus 10,168,850 Class A Common Shares issued upon the consummation of the redemption transactions described in such Prospectus Supplement.

CUSIP No. 91060H 108
1	NAMES OF REPORTING PERSONS
MPN Grandchildren’s Trust 2023 Dated September 12, 2023
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,705,215 (2)(3)(4)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,705,215 (2)(3)(4)
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,705,215 (3)(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.6% (5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The Reporting Person does not affirm and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a).  Because this is a joint filing pursuant to Rule 13d–1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b).

(2) Note (3) to the cover page for Michael P. Nieri as the Reporting Person above is hereby incorporated by reference.

(3) Consists of 980,000 Class A Common Shares and 725,215 Class B Common Shares beneficially owned by the Nieri Grandchild Trust.

(4) The Reporting Person disclaims beneficial ownership of the shares reported by all Reporting Persons in this Amendment No. 4 other than as described in the Reporting Person’s cover page above and the corresponding Notes.

(5) The aggregate percentage of shares of Class A Common Stock reported as beneficially owned by the Reporting Person reflects 21,607,007 Class A Common Shares issued and outstanding as of December 11, 2024, which is based on 11,438,157 Class A Common Shares outstanding as of November 30, 2024, as set forth in the Prospectus Supplement filed by the Issuer with the SEC on December 6, 2024, plus 10,168,850 Class A Common Shares issued upon the consummation of the redemption transactions described in such Prospectus Supplement.

CUSIP No. 91060H 108
1	NAMES OF REPORTING PERSONS
Pennington W. Nieri
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,848,996 (2)(3)(4)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
8,848,996 (2)(3)(4)
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,848,996 (3)(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.1% (5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) The Reporting Person does not affirm and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a).  Because this is a joint filing pursuant to Rule 13d–1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b).

(2) Note (3) to the cover page for Michael P. Nieri as the Reporting Person above is hereby incorporated by reference.

(3) Consists of (i) 83,332 Class A Common Shares and 5,975,576 Class B Common Shares beneficially owned by the PWN Trust, (ii) 980,000 Class A Common Shares and 725,215 Class B Common Shares beneficially owned by the Nieri Grandchild Trust, (iii) 105,555 Class A Common Shares that the Reporting Person may acquire pursuant to the exercise of stock options, and (iv) 979,318 Class A Common Shares beneficially owned by the LLCs, for which the Reporting Person serves as the sole manager.

(4) The Reporting Person disclaims beneficial ownership of the shares reported in this Amendment No. 4 other than as described in the Reporting Person’s cover page above and the corresponding Notes.

(5) The aggregate percentage of shares of Class A Common Stock reported as beneficially owned by the Reporting Person reflects 21,607,007 Class A Common Shares issued and outstanding as of December 11, 2024, which is based on 11,438,157 Class A Common Shares outstanding as of November 30, 2024, as set forth in the Prospectus Supplement filed by the Issuer with the SEC on December 6, 2024, plus 10,168,850 Class A Common Shares issued upon the consummation of the redemption transactions described in such Prospectus Supplement.

CUSIP No. 91060H 108
1	NAMES OF REPORTING PERSONS
MEN Trust 2018 dated 7/17/2018
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,058,908 (2)(3)(4)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
6,058,908 (2)(3)(4)
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,058,908 (3)(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.0% (5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The Reporting Person does not affirm and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a).  Because this is a joint filing pursuant to Rule 13d–1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b).

(2) Note (3) to the cover page for Michael P. Nieri as the Reporting Person above is hereby incorporated by reference.

(3) Consists of 83,332 Class A Common Shares and 5,975,576 Class B Common Shares.

(4) The Reporting Person disclaims beneficial ownership of the shares reported by all Reporting Persons in this Amendment No. 4 other than as described in the Reporting Person’s cover page above and the corresponding Notes.

(5) The aggregate percentage of shares of Class A Common Stock reported as beneficially owned by the Reporting Person reflects 21,607,007 Class A Common Shares issued and outstanding as of December 11, 2024, which is based on 11,438,157 Class A Common Shares outstanding as of November 30, 2024, as set forth in the Prospectus Supplement filed by the Issuer with the SEC on December 6, 2024, plus 10,168,850 Class A Common Shares issued upon the consummation of the redemption transactions described in such Prospectus Supplement.

CUSIP No. 91060H 108
1	NAMES OF REPORTING PERSONS
Maigan Nieri Lincks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,063,389 (2)(3)(4)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
6,063,389 (2)(3)(4)
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,063,389 (3)(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.0% (5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) The Reporting Person does not affirm and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a).  Because this is a joint filing pursuant to Rule 13d–1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b).

(2) Note (3) to the cover page for Michael P. Nieri as the Reporting Person above is hereby incorporated by reference.

(3) Consists of (i) 83,332 Class A Common Shares and 5,975,576 Class B Common Shares beneficially owned by the MEN Trust and (ii) 4,481 Class A Common Shares that the Reporting Person may acquire pursuant to the exercise of stock options~~.~~

(4) The Reporting Person disclaims beneficial ownership of the shares reported by all Reporting Persons in this Amendment No. 4 other than as described in the Reporting Person’s cover page above and the corresponding Notes.

(5) The aggregate percentage of shares of Class A Common Stock reported as beneficially owned by the Reporting Person reflects 21,607,007 Class A Common Shares issued and outstanding as of December 11, 2024, which is based on 11,438,157 Class A Common Shares outstanding as of November 30, 2024, as set forth in the Prospectus Supplement filed by the Issuer with the SEC on December 6, 2024, plus 10,168,850 Class A Common Shares issued upon the consummation of the redemption transactions described in such Prospectus Supplement.

CUSIP No. 91060H 108
1	NAMES OF REPORTING PERSONS
PMN Trust 2018 dated 7/17/2018
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,058,908 (2)(3)(4)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
6,058,908 (2)(3)(4)
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,058,908 (3)(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.0% (5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The Reporting Person does not affirm and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a).  Because this is a joint filing pursuant to Rule 13d–1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b).

(2) Note (3) to the cover page for Michael P. Nieri as the Reporting Person above is hereby incorporated by reference.

(3) Consists of 83,332 Class A Common Shares and 5,975,576 Class B Common Shares.

(4) The Reporting Person disclaims beneficial ownership of the shares reported by all Reporting Persons in this Amendment No. 4 other than as described in the Reporting Person’s cover page above and the corresponding Notes.

(5) The aggregate percentage of shares of Class A Common Stock reported as beneficially owned by the Reporting Person reflects 21,607,007 Class A Common Shares issued and outstanding as of December 11, 2024, which is based on 11,438,157 Class A Common Shares outstanding as of November 30, 2024, as set forth in the Prospectus Supplement filed by the Issuer with the SEC on December 6, 2024, plus 10,168,850 Class A Common Shares issued upon the consummation of the redemption transactions described in such Prospectus Supplement.

CUSIP No. 91060H 108
1	NAMES OF REPORTING PERSONS
Patrick M. Nieri
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,063,389 (2)(3)(4)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
6,063,389 (2)(3)(4)
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,063,389 (3)(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.0% (5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) The Reporting Person does not affirm and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a).  Because this is a joint filing pursuant to Rule 13d–1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b).

(2) Note (3) to the cover page for Michael P. Nieri as the Reporting Person above is hereby incorporated by reference.

(3) Consists of (i) 83,332 Class A Common Shares and 5,975,576 Class B Common Shares beneficially owned by the PMN Trust and (ii) 4,481 Class A Common Shares that the Reporting Person may acquire pursuant to the exercise of stock options.

(4) The Reporting Person disclaims beneficial ownership of the shares reported in this Amendment No. 4 other than as described in the Reporting Person’s cover page above and the corresponding Notes.

(5) The aggregate percentage of shares of Class A Common Stock reported as beneficially owned by the Reporting Person reflects 21,607,007 Class A Common Shares issued and outstanding as of December 11, 2024, which is based on 11,438,157 Class A Common Shares outstanding as of November 30, 2024, as set forth in the Prospectus Supplement filed by the Issuer with the SEC on December 6, 2024, plus 10,168,850 Class A Common Shares issued upon the consummation of the redemption transactions described in such Prospectus Supplement.

CUSIP No. 91060H 108
1	NAMES OF REPORTING PERSONS
White Rock Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
579,318 (2)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
579,318 (2)
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
579,318 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.68% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The Reporting Person does not affirm and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a).  Because this is a joint filing pursuant to Rule 13d–1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b).

(2) The Reporting Person disclaims beneficial ownership of the shares reported by all Reporting Persons in this Amendment No. 4 other than as described in the Reporting Person’s cover page above and the corresponding Notes.

(3) The aggregate percentage of shares of Class A Common Stock reported as beneficially owned by the Reporting Person reflects 21,607,007 Class A Common Shares issued and outstanding as of December 11, 2024, which is based on 11,438,157 Class A Common Shares outstanding as of November 30, 2024, as set forth in the Prospectus Supplement filed by the Issuer with the SEC on December 6, 2024, plus 10,168,850 Class A Common Shares issued upon the consummation of the redemption transactions described in such Prospectus Supplement.

CUSIP No. 91060H 108
1	NAMES OF REPORTING PERSONS
Robyn Nieri
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
500,000 (2)
	8	SHARED VOTING POWER
621,538 (2)(3)
	9	SOLE DISPOSITIVE POWER
500,000 (2)
	10	SHARED DISPOSITIVE POWER
621,538 (2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,121,538 (3)(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2% (5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) The Reporting Person does not affirm and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a).  Because this is a joint filing pursuant to Rule 13d–1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b).

(2) Note (3) to the cover page for Michael P. Nieri as the Reporting Person above is hereby incorporated by reference.

(3) Consists of 621,328 Class A Common Shares jointly held by the Reporting Person and her spouse, Michael P. Nieri.

(4) The Reporting Person disclaims beneficial ownership of the shares reported by all Reporting Persons in this Amendment No. 4 other than as described in the Reporting Person’s cover page above and the corresponding Notes.

(5) The aggregate percentage of shares of Class A Common Stock reported as beneficially owned by the Reporting Person reflects 21,607,007 Class A Common Shares issued and outstanding as of December 11, 2024, which is based on 11,438,157 Class A Common Shares outstanding as of November 30, 2024, as set forth in the Prospectus Supplement filed by the Issuer with the SEC on December 6, 2024, plus 10,168,850 Class A Common Shares issued upon the consummation of the redemption transactions described in such Prospectus Supplement.

CUSIP No. 91060H 108
1	NAMES OF REPORTING PERSONS
R. Shelton Twine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,479,015 (2)(3)(4)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
18,479,015 (2)(3)(4)
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,479,015 (3)(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.6% (5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) The Reporting Person does not affirm and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a).  Because this is a joint filing pursuant to Rule 13d–1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b).

(2) Note (3) to the cover page for Michael P. Nieri as the Reporting Person above is hereby incorporated by reference.

(3) Consists of (i) 196,736 Class A Common Shares, (ii) 105,555 Class A Common Shares that the Reporting Person may acquire pursuant to the exercise of stock options, (iii) 83,332 Class A Common Shares and 5,975,576 Class B Common Shares beneficially owned by the PWN Trust, (iv) 83,332 Class A Common Shares and 5,975,576 Class B Common Shares beneficially owned by the MEN Trust, and (v) 83,332 Class A Common Shares and 5,975,576 Class B Common Shares beneficially owned by the PMN Trust.

(4) The Reporting Person disclaims beneficial ownership of the shares reported in this Amendment No. 4 other than as described in the Reporting Person’s cover page above and the corresponding Notes.

(5) The aggregate percentage of shares of Class A Common Stock reported as beneficially owned by the Reporting Person reflects 21,607,007 Class A Common Shares issued and outstanding as of December 11, 2024, which is based on 11,438,157 Class A Common Shares outstanding as of November 30, 2024, as set forth in the Prospectus Supplement filed by the Issuer with the SEC on December 6, 2024, plus 10,168,850 Class A Common Shares issued upon the consummation of the redemption transactions described in such Prospectus Supplement.

Explanatory Note

Defined terms used in this Amendment No.4 and not otherwise defined have the meanings given to them in the footnotes to the cover pages of this Amendment No. 4 and, if not defined in such footnotes, in the Schedule 13D.

This Amendment No. 4 is being filed on behalf of the Reporting Persons reflected in the cover pages of this Amendment No. 4 with respect to the Class A Common Shares of United Homes Group, Inc., a Delaware corporation (the Issuer).

Other than as set forth below and to update certain holdings of each of Pennington W. Nieri, Maigan Nieri Lincks, Patrick M. Nieri, and R. Shelton Twine to reflect the vesting of options, all disclosures set forth in the Initial Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, and Amendment No. 3, are materially unchanged.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)	Pursuant to § 240.13d-1(k) under the Exchange Act, this Schedule 13D is being filed jointly by Michael P. Nieri, the PWN Trust, the Nieri Grandchild Trust, Pennington W. Nieri, the MEN Trust, Maigan Nieri Lincks, the PMN Trust, Patrick M. Nieri, White Rock Capital, LLC, Robyn Nieri, and R. Shelton Twine (the “Reporting Persons”).

(b)	The principal business address of the Reporting Persons is 917 Chapin Road, Chapin, South Carolina, 29036.

(c)	The principal occupation of Michael P. Nieri is as Executive Chairman and Director of the Issuer. The Nieri Trusts and the Nieri Grandchild Trust exist for the benefit of their respective beneficiaries. The principal occupation of Pennington W. Nieri is serving as Co-Executive VP – Construction Services of the Issuer. The principal occupation of Maigan Nieri Lincks is serving as a project manager for a land development company affiliated with the Issuer. The principal occupation of Patrick M. Nieri is serving as a project manager for a land development company affiliated with the Issuer. Mrs. Nieri is retired. The principal occupation of Mr. Twine is serving as Chief Operating Officer of the Issuer.

(d)	During the last five years preceding the date of this filing, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years preceding the date of this filing, no Reporting Person has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Michael P. Nieri, Pennington W. Nieri, Maigan Nieri Lincks, Patrick M. Nieri, Robyn Nieri, and R. Shelton Twine is a United States citizen. Each beneficiary and trustee of the Nieri Trusts and the Nieri Grandchild Trust is a United States citizen. White Rock Capital, LLC is owned by trusts established for the benefit of Pennington W. Nieri, Maigan Nieri Lincks, and Patrick M. Nieri.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D, is hereby amended and supplemented by adding the following: Item 5(c) below is hereby incorporated by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On December 11, 2024, Michael Nieri and Robyn Nieri purchased 400,000 shares and 500,000 shares of Class A Common Stock, respectively, in an underwritten secondary offering conducted by the Company and certain of its stockholders pursuant to the Prospectus Supplement, dated as of December 5, 2024, to the Company’s Prospectus, dated as of July 3, 2024. Each of Michael Nieri and Robyn Nieri acquired such shares for investment purposes.

On December 12, 2024, R. Shelton Twine purchased 10,000 shares of Class A Common Stock in an open market purchase. Such shares were acquired for investment purposes.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) The responses of the Reporting Persons to rows (7) through (13) of the cover pages and Items 2, 3, 4 and 6 of this Schedule 13D are incorporated into this Item 5 by reference. The aggregate percentage of shares of Class A Common Stock reported as beneficially owned by each Reporting Person reflects 21,607,007 Class A Common Shares issued and outstanding as of December 11, 2024, which is based on 11,438,157 Class A Common Shares outstanding as of November 30, 2024, as set forth in the Prospectus Supplement filed by the Issuer with the SEC on December 6, 2024, plus 10,168,850 Class A Common Shares issued upon the consummation of the redemption transactions described in such Prospectus Supplement.

The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d) of the Act. Any such group that may be deemed to exist would beneficially own 41,284,877 Class A Common Shares representing 70.0% of the Class A Common Shares outstanding, assuming conversion or exercise of derivative securities beneficially owned by the group.

(c) Except for the transactions described in the table below, none of the Reporting Persons effected transactions in Class A Common Shares during the past 60 days.

Reporting Person	# of Class A Common Shares	Purchase Price	Price per Share		Source of Funds	Date

Michael P. Nieri	400,000	$2,000,000	$5.00		Personal funds	December 11, 2024
Robyn Nieri	500,000	$2,500,000	$5.00		Personal funds	December 11, 2024
R. Shelton Twine	10,000	$45,536	$4.55	(1)	Personal funds	December 12, 2024

(1)	Represents a weighted average price. These shares were purchased in multiple transactions at prices ranging from $4.53 to $4.57, inclusive.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class A Common Stock beneficially owned by the Reporting Persons, provided that the children of Pennington W. Nieri, Maigan Nieri Lincks and Patrick M. Nieri may receive distributions from the various trusts identified herein.

(e) On December 11, 2024, White Rock Capital, LLC ceased to beneficially own of more than 5% of the Class A Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

Note (3) to the cover page for Michael P. Nieri as the Reporting Person above is hereby incorporated by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by deleting the original Agreement of Joint Filing and replacing it with the Amended and Restated Agreement of Joint Filing listed below and attached as an Exhibit to this Amendment No. 4 to be filed herewith.

Exhibit No.	Exhibit Description

5	Amended and Restated Agreement of Joint Filing dated December 13, 2024, by and among the Reporting Persons

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 13, 2024

/s/ Michael P. Nieri	/s/ R. Shelton Twine
MICHAEL P. NIERI	R. SHELTON TWINE

/s/ Pennington W. Nieri	/s/ Maigan Nieri Lincks
PENNINGTON W. NIERI	MAIGAN NIERI LINCKS

/s/ Patrick M. Nieri	/s/ Robyn Nieri
PATRICK M. NIERI	ROBYN NIERI

PWN TRUST 2018 dated 7/17/2018	MEN TRUST 2018 dated 7/17/2018

/s/ Pennington W. Nieri	/s/ Maigan Nieri Lincks
Pennington W. Nieri, Co-Trustee	Maigan Nieri Lincks, Co-Trustee

/s/ R. Shelton Twine	/s/ R. Shelton Twine
R. Shelton Twine, Co-Trustee	R. Shelton Twine, Co-Trustee

PMN TRUST 2018 dated 7/17/2018	MPN GRANDCHILDREN’S TRUST 2023 DATED SEPTEMBER 12, 2023

/s/ Patrick M. Nieri	/s/ Pennington W. Nieri
Patrick M. Nieri, Co-Trustee	Pennington W. Nieri, Trustee

/s/ R. Shelton Twine
R. Shelton Twine, Co-Trustee

WHITE ROCK CAPITAL, LLC

/s/ Pennington W. Nieri
Pennington W. Nieri, Manager